SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For transition period from ______________ to _______________.

Commission file number - 001-14410

A.	Full title of the plan and address of the plan if different from that of the issuer named below:

The 401(k) Plan, 1290 Avenue of the Americas, New York, NY 10104

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AXA, S.A.

25, Avenue Matignon, 75008 Paris, France

THE 401(k) PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements	4 - 13

Supplemental Schedule:

Schedule H, Part IV, line 4i* - Schedule of Assets (Held at End of Year) December 31, 2007	14 - 33

Signature Page	34

Exhibit:

Consent of Independent Registered Public Accounting Firm - As of and for the Years Ended December 31, 2007 and 2006

* Refers to item number in IRS Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2007.

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
The 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The 401(k) Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 20, 2008

THE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006

Assets
Investments, at fair value (Notes 3, 4 and 5)	$1,861,867,734	$1,863,087,233

Receivables
Employer contributions	1,548,981	1,395,821
Other receivables	1,424,635	949,631

Total receivables	2,973,616	2,345,452

Total assets	1,864,841,350	1,865,432,685

Liabilities
Amounts due to brokers for securities purchased	31,430,560	40,366,228
Accrued expenses and other liabilities	1,754,201	946,821

Total liabilities	33,184,761	41,313,049

Net assets available for benefits, at fair value	1,831,656,589	1,824,119,636

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	(5,459,810)	3,812,893

Net assets available for benefits	$1,826,196,779	$1,827,932,529

See accompanying notes to the financial statements

THE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2007

Additions
Investment income
Net appreciation in fair value of investments (Note 3)	$6,177,830
Interest	33,922,622
Dividends	59,531,941

99,632,393
Less investment expenses	(1,684,755)

Net investment income	97,947,638

Contributions
Participant	74,068,709
Employer	21,875,782

Total contributions	95,944,491

Total additions	193,892,129

Deductions
Benefits paid to participants	195,630,178
Administrative expenses	2,486,965

Total deductions	198,117,143

Net decrease during the year	(4,225,014)

Increase in assets from merger of plans	2,489,264

Net assets available for benefits
Beginning of year	1,827,932,529

End of year	$1,826,196,779

See accompanying notes to the financial statements

THE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of The 401(k) Plan (the “Plan”) sponsored by AXA Equitable Life Insurance Company (“AXA Equitable” or the “Company”) is provided for general information purposes only.  The Plan name was changed, effective March 3, 2008 to the AXA Equitable 401(k) Plan.  Participants should refer to the Plan document for more complete information.

General
The Plan is a defined contribution plan providing benefits for full-time employees, “Group I” part-time employees, statutory employees and other employees of AXA Equitable and certain participating affiliates.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA), as amended, and the Internal Revenue Code (the "Code"), as amended.

Plan Fiduciary, Administrator and Trustee
Effective May 18, 2007, the named fiduciaries of the Plan are the Investment Committee and the Administrative Committee.  The Administrative Committee serves as the Plan administrator and the Investment Committee serves as the Trustee.  Prior to May 18, 2007 the named fiduciary and Plan administrator was the Officers Committee on Benefit Plans (the “OCBP”) and two individual committee members served as trustees.  The Plan has an agreement with Fidelity, last amended as of December 31, 2004, to act as custodial trustee of the assets of the Plan.

Eligibility
The Plan covers full-time employees, “Group I” part-time employees, statutory employees, and other employees of AXA Equitable and certain participating affiliate employees, who were scheduled to work a minimum of 1,000 hours in a plan year.  Employees of U.S. Financial Life Insurance Company (“USFL”), an affiliate of AXA Equitable, were transferred to AXA Equitable effective January 1, 2007 (see Note 8).

Contributions
Each year, participants may contribute to the Plan on a before-tax basis, an after tax basis, or a Roth 401(k) basis (or any combination of the foregoing), up to a percent of annual compensation as defined in the Plan. The maximum pre-tax and/or Roth 401(k) contribution a participant can contribute was 75% of his or her annual compensation for both 2007 and 2006, subject to reduction by limits imposed by the Code ($15,500 and $15,000 for 2007 and 2006, respectively).  The maximum after-tax contribution is $15,000 or 10% of compensation, whichever is less, provided that the participant’s combined pre-tax, Roth 401(k) and after-tax contributions cannot exceed 85% of his or her annual compensation for 2007 and 2006.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The maximum pre-tax and/or Roth 401(k) contribution a participant eligible for catch up contributions can contribute per the Code was $20,500 and $20,000 for 2007 and 2006, respectively.  Participants may also contribute amounts representing eligible rollover distributions from other qualified defined benefit or defined contribution plans.

AXA Equitable matches the participant’s pre-tax or Roth 401(k) contribution on a dollar for dollar basis up to 3 percent of the participant’s annual eligible compensation. AXA Equitable’s matching contribution is invested directly in the AXA ADR Stock Fund.  Participants may redirect the matching contribution into other investment options in the Plan at any time.

THE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

Allocation Provisions
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers two separate accounts offered through a group annuity contract, twenty two mutual funds, the AXA ADR Stock Fund and a Fixed Income Fund as investment options for participants.

Participant Accounts
Each participant's account is credited with the participant's contribution and matching contribution and investment earnings/losses, and is also charged with an annual fee for administrative expenses taken proportionately on a quarterly basis from each fund.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting
Participants are vested immediately in their own contributions plus actual earnings, if any, thereon. Participants who were hired before April 29, 2002 are 100% vested in AXA Equitable’s matching contributions. Participants hired after April 29, 2002 become 100% vested in AXA Equitable’s matching contributions upon completion of three years of service.

Participant Loans
Actively employed participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account.  Interest on the loan is equal to the prime rate at the beginning of the calendar quarter during which the loan is issued plus one percent.  The interest rates range from five percent to eleven and one half percent.  Principal and interest is paid over a range of one to five years for loans other than to purchase a principal residence and one to fifteen years for residential loans.

Payment of Benefits
Upon termination of service or due to death, disability, or retirement, the normal form of benefit is a single sum cash payment.  Additional forms of distribution available for participants include systematic withdrawal payments or the purchase of an annuity.  Required minimum distributions as required by the Code are also paid, as necessary.

Forfeited Accounts
Upon termination of service, a participant will forfeit the non-vested portion of his or her account balance.  Forfeitures will be used to pay for administrative expenses (see Note 6) or to reduce employer matching contributions.  The balance in the forfeiture account totaled $866,236 and $1,504,255 at December 31, 2007 and 2006, respectively.  During 2007, $498,350 from the forfeiture account was used to pay for administrative expenses and $995,419 was used to pay for employer matching contributions.

Plan Expenses and Administration
The Plan has entered into an administrative agreement with Fidelity Investments Institutional Services Company, Inc. for outsourcing the administration of the Plan and investment management services.  The Plan reimburses AXA Equitable for administrative services paid on the Plan’s behalf (see Note 6).

THE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF ACCOUNTING POLICIES

Use of Estimates and Basis of Accounting
The accompanying financial statements are prepared under the accrual basis of accounting in conformity with generally accepted accounting principles which requires management to make estimates that affect the financial statements and accompanying notes.  Actual results could differ from those estimates.

Effective December 31, 2006, the Plan adopted FASB Staff Position (“FSP”) NOS. AAG INV-1 and Statement of Position 94-1-1 (“SOP 94-1-1”), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.  This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive and the presentation and disclosure of fully benefit-responsive investment contracts.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. The Plan’s investment in separate accounts represents the Plan’s pro-rata share of the separate account’s fair value and is based on the unit value of units held at year end.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  Shares of AXA ADR stock are valued based on the last sale price traded on the New York Stock Exchange.  Participant loans are valued at their outstanding balances plus accrued interest, which approximate fair value.  The fair value of traditional guaranteed investment contracts (“GIC”) is based on discounting the related cash flows using current yields taking into consideration the ratings of the insurance company issuers, whereas the fair value of synthetic GIC is based on the fair value of the underlying assets.  Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

The fair value of the investments is monitored and fluctuations in value are recorded as an unrealized gain or loss, as necessary, depending on whether the value of the investments has increased or decreased.  When an investment is sold the change in value from the date acquired is recognized as a realized gain or loss.

Payment of Benefits
Benefits are recorded when paid.

THE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:
	December 31,
	2007	2006

AXA ADR Stock, 4,798,957 and 4,328,108 shares, respectively (b)	$190,552,093	$174,515,789
Equity Fund, 11,519,207 and 14,417,838 shares, respectively	146,754,697	161,479,793
Spartan Extended Market Index Fund, 2,820,424 and 2,966,603 shares, respectively	108,078,665	114,303,214
Dodge & Cox Balanced, 1,313,472 and 1,056,439 shares, respectively	106,391,215	91,994,706
Spartan U.S. Equity Index Fund, 1,824,262 shares	(a)	91,541,444
Spartan International Index Fund, 1,937,319 shares	91,635,175	(a)
Guaranteed Investment Contracts (Note 5) (c):
AIG Financial Products Co., #610004	-	127,472,238
AIG Financial Products Co., #931942	153,738,121	-
IXIS Financial Products, #1910-01	-	127,472,238
NATIXIS Financial Products, #1910-02	153,738,121	-
Rabobank Nederland, #AXF120401	-	127,472,238
JP Morgan Chase, #AXA-2-07	153,738,122	-
State St. Bank & Trust Co. Boston, #105001	-	127,472,238
State St. Bank & Trust Co. Boston, #107007	153,738,122	-

(a) Investment was less than 5% of the Plan's net assets at respective year end.
(b) Nonparticipant-directed.
(c) GICs are presented on a fair value basis.

During 2007, the Plan's investments, excluding benefit-responsive investment contracts (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value by $6,177,830, as follows:

Changes in fair value as determined by quoted market price:

Pooled separate accounts	$27,380,138
Common stock	(2,152)
Mutual funds	(21,200,156)

Total appreciation, excluding benefit-responsive contracts	$6,177,830

THE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2007	2006
Net assets
AXA ADR stock fund	$198,947,487	$172,962,587

Changes in net assets
Contributions	27,758,011
Dividends	5,245,478
Net appreciation	(2,152)
Benefits paid to participants	(19,223,692)
Administrative expenses	(322,298)
Management fees	(41)
Other	7,185,755
Net transfers to participant-directed investments	5,343,839

	$25,984,900

Company matching contributions are invested directly in the AXA ADR fund. A participant may redirect the investment of matching contributions at any time.

5.	GUARANTEED INVESTMENT CONTRACTS

The Plan has entered into various benefit-responsive GIC with various insurance companies and other financial institutions (“Issuers” or “Issuer”) under the Fixed Income Fund investment option (“the Fund”) as indicated in the tables below.  During 2006 and 2007 there were two types of GIC within the Fund: Traditional GIC and Synthetic GIC.  As of December 31, 2007 all of the Traditional GIC within the fund matured.

Traditional GIC
The Issuer of a Traditional GIC takes a deposit from the Plan and purchases investments which are held in the respective Issuer’s general account.  The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The Issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The Traditional GIC do not permit the Issuer to terminate the agreement prior to the scheduled maturity date; however, they generally impose conditions on the Plan, wherein if an event of default occurs and is not cured, the Issuer may apply a market value adjustment, wherein if the guaranteed account value at the time of the market value adjustment is insufficient to pay the amount of the market value adjustment, the Plan would be required to make an additional payment to the Issuer for the amount in excess of the guaranteed account value. Instances where the Plan may be in default include but are not limited to the following:  establishment of a competing fixed income fund without prior written approval by the Issuer; significant Plan amendments or changes in

THE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

5.	GUARANTEED INVESTMENT CONTRACTS (continued)

operations of the Plan which would have a material adverse financial impact on the Issuer; partial or complete termination of the Plan.

Synthetic GIC
A Synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities.  The Plan purchases a wrapper contract from a financial services institution with the intent of maintaining a stable contract value.  Synthetic GIC provide for a variable crediting rate, which typically resets at least quarterly, and the Issuer of the wrap contract provides assurance that future adjustments to the crediting rate can not result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.  The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments.  This difference is amortized over the duration of the covered investments.  Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

The terms of the contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each Issuer.  Contract termination also may occur by either party upon election and notice.

The Synthetic GIC generally imposes conditions on both the Plan and the Issuer which can result in terminations in the event of default by the Plan or the Issuer. An Issuer may terminate a contract if the appointed Investment Manager’s investment management authority over the contract is limited or terminated as well as if all of the terms of the contract fail to be met (i.e., a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement). In the event that the market value of the covered assets is below their contract value at the time of such termination by the Issuer, the terminating Issuer would not be required to make a payment to the Plan.  The Plan may terminate and replace a contract in various circumstances, including where there is a default by the Issuer.  Instances where the Issuer may be in default, include but are not limited to the following: Issuer breach of material obligation under the investment contract; a material misrepresentation; decline in the Issuer’s long term credit rating below a threshold set forth in the contract; acquisition or reorganization of the Issuer wherein the successor Issuer does not satisfy the investment or credit guidelines applicable to the Issuer. In the event that the market value of the covered assets is below their contract value at the time of such termination by the Plan, the Plan may elect to keep the contract in place until such time as the market value of the covered assets is equal to their contract value. The Plan may be unable to maintain a stable contract value if the Plan is unable to promptly find a replacement Synthetic GIC with comparable terms following termination of a Synthetic GIC contract. The Plan will attempt to assess the credit quality of Issuers, but there is no guarantee as to the financial condition of an Issuer. Synthetic GIC are nontransferable, have no trading market and there are a limited number of Issuers.

THE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

5.	GUARANTEED INVESTMENT CONTRACTS (continued)

The average yields for Traditional GIC and Synthetic GIC based on actual earnings was 5.06% and 5.56% in 2007 and 2006, respectively.  The average yields for Traditional GIC and Synthetic GIC based on the interest rate credited to participants was 4.94% and 4.47% in 2007 and 2006, respectively.

As described in Note 2, because the Traditional GIC and Synthetic GIC are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Traditional GIC and Synthetic GIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Traditional and Synthetic GIC purchased by the Plan are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the GIC limit the ability of the Plan to transact at contract value with the Issuers upon the occurrence of certain events. These events include:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code;
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions;
•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the Issuer;
•	Complete or partial termination of the Plan;
•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow;
•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor;
•
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the Fund;

•	Exclusion of a group of previously eligible employees from eligibility in the Plan;
•	Any early retirement program, group termination, group layoff, facility closing, or similar program;
•	Any transfer of assets from the Fund directly to a competing option.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract Issuer or otherwise.

THE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

5.	GUARANTEED INVESTMENT CONTRACTS (continued)

Guaranteed Investment Contracts are summarized as follows:

	December 31, 2007
	Major		Wrapper	Adjustment
	Credit Rating	Investments	Contract	to Contract
	(Unaudited)	at Fair Value	at Fair Value	Value
Synthetic GICs
AIG Financial Products Co., #931942	AA	$153,738,121	$-	$(1,364,636)
NATIXIS Financial Products, #1910-02	AAA	153,738,121	-	(1,364,747)
JP Morgan Chase, #AXA-2-07	AA	153,738,122	-	(1,365,680)
State St Bk & Tr Co Boston, #107007	AA	153,738,122	-	(1,364,747)

Total Guaranteed Investment Contracts		$614,952,486	$-	$(5,459,810)

	December 31, 2006
	Major		Wrapper	Adjustment
	Credit Rating	Investments	Contract	to Contract
	(Unaudited)	at Fair Value	at Fair Value	Value
Traditional GICs
Hartford Life Insurance, CGA-10679	AA-	$20,568,429	$-	$2,769
Massachusetts Mutual, GIC-35085	AAA	21,030,974	-	3,182
Metropolitan Life Inc Co, 2897506901	AA	14,834,897	-	271,296
Metropolitan Life Inc Co, 2903006901	AA	5,139,079	-	61,295
Monumental Life Insurance, SV04403Q-00	AA	10,291,569	-	117,134
New York Life Insurance, CGA30595004	AA+	5,300,811	-	6,469
New York Life Insurance, CGA30595005	AA+	20,479,690	-	120,661
New York Life Insurance, CGA30595006	AA+	10,065,802	-	228,198
Principal Life Insurance, 80100401	AA	14,921,371	-	207,787
Principal Life Insurance, 80100402	AA	15,025,506	-	187,328
Travelers Insurance, COGR-18243	AA	20,587,883	-	(21,525)
Travelers Insurance, COGR-18353	AA	5,116,979	-	8,586

		163,362,990	-	1,193,180
Synthetic GICs
AIG Financial Products Co., #610004	AA	127,472,238	-	654,449
IXIS Financial Products, #1910-01	AAA	127,472,238	-	655,082
Rabobank Nederland, #AXF 120401	AAA	127,472,238	-	655,081
State St Bk & Tr Co Boston, #105001	AA	127,472,238	-	655,101

		509,888,952	-	2,619,713

Total Guaranteed Investment Contracts		$673,251,942	$-	$3,812,893

THE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	RELATED-PARTY TRANSACTIONS

The Plan invests in certain mutual funds managed by Fidelity Management Trust Company (“Fidelity”), custodial trustee of the Plan.  Certain Plan investments are managed by AXA Equitable, AllianceBernstein L.P. and AXA Rosenberg, related parties-in-interest, on Fidelity’s behalf.  AllianceBernstein L.P. and AXA Rosenberg are affiliates of AXA Equitable.  Investment and administrative service fees paid by the Plan directly to Fidelity, a related party-in-interest, was $1,684,755 during the year ended December 31, 2007.

The Plan incurred expenses in the amount of $617,390, including $154,521 and $35,642 of accrued expenses at December 31, 2007 and 2006, respectively, for administrative services paid by AXA Equitable on the Plan’s behalf.

The Plan also invests in common stock issued by AXA S.A., the parent of AXA Equitable. The common stock held by participants was valued at $190,552,093 and $174,515,789 at December 31, 2007 and 2006, respectively.  During the year ended December 31, 2007, the Plan made purchases totaling $107,302,912 of common stock issued by AXA, S.A. and received sales proceeds totaling $90,800,622 from sales of common stock issued by AXA, S.A.  The Plan received $5,245,478 in dividend income during the year ended December 31, 2007 from AXA, S.A. common stock held.  The Plan administrator and the Plan’s counsel believe that the Plan’s transactions with related parties are permitted by the U.S. Department of Labor’s prohibited transaction exemptions.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, AXA Equitable has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. In the event of Plan termination, assets will be distributed to participants in accordance with the Plan Document.

8.      PLAN AMENDMENTS

Effective January 1, 2007, the Plan was amended to include individuals who were former employees of USFL and became employees of AXA Equitable.  With respect to such employees the Plan was amended to provide service crediting for all service with USFL on or after November 18, 1998, the date USFL was acquired by MONY Life Insurance Company.  The total assets transferred into the Plan from USFL were $2,489,264, on May 1, 2007.

9.	TAX STATUS

The Internal Revenue Service has determined and informed AXA Equitable by a letter dated
April 11, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Code.  The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

THE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2007 and 2006, respectively:

	2007	2006
Net assets available for benefits per the financial statements	$1,826,196,779	$1,827,932,529

Difference between contract value and fair value of Synthetic GIC	5,459,810	(2,619,713)
Net assets available for benefits per the Form 5500	$1,831,656,589	$1,825,312,816

The following is a reconciliation of investment income per the financial statements to Form 5500 for the year ended December 31, 2007:

Investment income per the financial statements	$99,632,393

Add: Net change in difference between contract value and fair value of Synthetic GIC during the year	8,079,523
Investment income per the Form 5500	$107,711,916

11.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

12.	RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”).  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Plan currently records all assets and liabilities at fair value and intends to continue this policy.  Therefore, this Statement will have an immaterial effect on the valuation of assets and liabilities.

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Pooled separate accounts
*	AllianceBernstein L.P.	Equity Fund	**	146,754,697
*	AllianceBernstein L.P.	Mid Cap Growth Fund	**	58,305,517

	Total pooled separate accounts		**	205,060,214

	Corporate bonds
***	Fidelity Management Trust Company	ABCMT 07-A2 A2 5% 3/13	**	3,258,646
***	Fidelity Management Trust Company	ABCMT 07-B2 B 5.5 6/20/13	**	1,332,188
***	Fidelity Management Trust Company	ACE 05-SD1 A1 1ML+40 11/5	**	49,964
***	Fidelity Management Trust Company	AESOP 05-1A A1 3.95% 4/08	**	799,764
***	Fidelity Management Trust Company	AGFC SR MTN 4.625 5/15/09	**	50,161
***	Fidelity Management Trust Company	AGFC SR MTN 4.625 9/01/10	**	91,672
***	Fidelity Management Trust Company	AGFC SR MTN 4.875 5/15/10	**	175,949
***	Fidelity Management Trust Company	AMCAR 05-AX A4 3.93 10/11	**	1,994,850
***	Fidelity Management Trust Company	AMCAR 05-CF A4 4.63 6/12	**	1,648,782
***	Fidelity Management Trust Company	AMCAR 06-1 B 5.2 3/11	**	84,653
***	Fidelity Management Trust Company	AMCAR 06-1 C 5.28 11/11	**	513,450
***	Fidelity Management Trust Company	AMCAR 06-BG A3 5.21 10/11	**	406,068
***	Fidelity Management Trust Company	AMCAR 06-BG A4 5.21% 9/13	**	814,610
***	Fidelity Management Trust Company	AMCAR 07-DF A-3A 5.49 7/1	**	1,181,516
***	Fidelity Management Trust Company	AMCAR 2007-CM A3A 5.42 5/	**	1,633,087
***	Fidelity Management Trust Company	AMERICAN CAP ST 6.85 8/01	**	1,288,000
***	Fidelity Management Trust Company	AMEXCEMTN 5.2% 11/26/10	**	1,308,464
***	Fidelity Management Trust Company	APART 07-1 C 5.43 7/11	**	168,105
***	Fidelity Management Trust Company	APART 07-1 D 5.62 9/14	**	1,042,522
***	Fidelity Management Trust Company	APART 07-2M A3A 5.22 4/10	**	566,657
***	Fidelity Management Trust Company	ARGF 05-2A A1 4.54% 5/09	**	1,246,726
***	Fidelity Management Trust Company	BACM 04-1 A2 4.037 11/39	**	233,310
***	Fidelity Management Trust Company	BACM 04-4 A3 4.128% 7/42	**	318,517
***	Fidelity Management Trust Company	BACM 04-6 A2 4.161% 12/42	**	413,297
***	Fidelity Management Trust Company	BACM 05-1 A2 4.64% 11/42	**	1,061,015
***	Fidelity Management Trust Company	BACM 05-3 A2 CSTR 7/43	**	1,685,507
***	Fidelity Management Trust Company	BACM 05-3 XP CSTR 7/43	**	251,036
***	Fidelity Management Trust Company	BACM 05-4 A1 4.432 7/45	**	610,086
***	Fidelity Management Trust Company	BACM 05-4 XP CSTR 7/45	**	73,369
***	Fidelity Management Trust Company	BACM 05-5 A1 4.716 8/10	**	973,625
***	Fidelity Management Trust Company	BACM 05-5 XP CSTR 10/45	**	88,945

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	Fidelity Management Trust Company	BACM 05-6 A1 5.001 9/47	**	581,535
***	Fidelity Management Trust Company	BACM 06-5 A1 5.185% 7/11	**	343,884
***	Fidelity Management Trust Company	BACM 06-6 XP CSTR 10/45	**	355,143
***	Fidelity Management Trust Company	BACM 07-2 A1 5.421% 1/12	**	500,539
***	Fidelity Management Trust Company	BACM 2003-2 A2 4.342 3/41	**	1,542,511
***	Fidelity Management Trust Company	BACM 2006-4 A1 CSTR 5/11	**	213,496
***	Fidelity Management Trust Company	BACM 2006-4 XP CSTR 7/46	**	594,600
***	Fidelity Management Trust Company	BACM 2006-5 XP .832% 9/47	**	313,852
***	Fidelity Management Trust Company	BANK NY MELLO GLB 4.95 11	**	1,289,538
***	Fidelity Management Trust Company	BANK OF NEW YORK 4.95 1/1	**	695,926
***	Fidelity Management Trust Company	BANK ONE 7.875 8/01/10	**	1,211,510
***	Fidelity Management Trust Company	BANKAMER 7.8 2/15/10 GLBL	**	1,350,693
***	Fidelity Management Trust Company	BEAR STEARNS 5.85 7/19/10	**	2,550,298
***	Fidelity Management Trust Company	BEAR STEARNS 6.95 8/10/12	**	1,503,975
***	Fidelity Management Trust Company	BEAR STEARNS CO 5.35 2/12	**	996,221
***	Fidelity Management Trust Company	BELLSOUTH GLBL 4.2 9/15/0	**	130,834
***	Fidelity Management Trust Company	BHP BILLITON 5.125 3/29/1	**	500,470
***	Fidelity Management Trust Company	BNK OF TOKYO MIT GL8.4 4/	**	1,345,424
***	Fidelity Management Trust Company	BOAMS 03-J 2A2 CSTR 11/33	**	348,961
***	Fidelity Management Trust Company	BOAMS 04-A 2A1 CSTR 2/34	**	202,828
***	Fidelity Management Trust Company	BOAMS 04-D 2A1 CSTR 5/34	**	100,631
***	Fidelity Management Trust Company	BOAMS 05-E 2A7 CSTR 6/35	**	734,815
***	Fidelity Management Trust Company	BOAMS 05-H 1A1 CSTR 9/35	**	107,423
***	Fidelity Management Trust Company	BOAMS 05-H 2A2 CSTR 9/35	**	118,635
***	Fidelity Management Trust Company	BOAMS 05-J 2A4 12ML 11/35	**	2,275,864
***	Fidelity Management Trust Company	BONY 3.4/3ML+148 3/15/13	**	2,118,833
***	Fidelity Management Trust Company	BRHEA 06-A A2R 5.03 12/41	**	2,859,790
***	Fidelity Management Trust Company	BRITISH G STEP 12/10 DT	**	1,910,551
***	Fidelity Management Trust Company	BSARM 02-11 1A2 CSTR 2/33	**	19,543
***	Fidelity Management Trust Company	BSARM 05-6 1A1 CSTR 8/35	**	727,202
***	Fidelity Management Trust Company	BSCMS 03-T12 X2 CSTR 8/39	**	42,854
***	Fidelity Management Trust Company	BSCMS 04-ESA A3 4.741 5/1	**	1,337,064
***	Fidelity Management Trust Company	BSCMS 05-PWR9 A1 4.498 9/	**	454,562
***	Fidelity Management Trust Company	BSCMS 05-PWR9 X2 CSTR 9/4	**	419,436
***	Fidelity Management Trust Company	BSCMS 05-T20 A1 4.94 10/4	**	690,364
***	Fidelity Management Trust Company	BSCMS 06-PW13 A1 5.294 09	**	970,389
***	Fidelity Management Trust Company	BSCMS 06-PW13 X2 CSTR 9/4	**	208,404

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	Fidelity Management Trust Company	BSCMS 07-PW15 A1 5.016 2/	**	65,419
***	Fidelity Management Trust Company	BSCMS 07-PW16 A1 5.593 6/	**	1,016,893
***	Fidelity Management Trust Company	BSCMS 07-T26 A1 CSTR 1/45	**	945,374
***	Fidelity Management Trust Company	BSCMS 07-T26 X2 CSTR 1/12	**	239,459
***	Fidelity Management Trust Company	BSCMS 07-T28 X2 CSTR 9/42	**	1,067,622
***	Fidelity Management Trust Company	BSCMS 2006-T22 A1 CSTR 4/	**	572,298
***	Fidelity Management Trust Company	BSCMS 2006-T24 X2 CSTR 10	**	203,536
***	Fidelity Management Trust Company	BSCMS 2007-PW15 X2 CSTR 2	**	594,298
***	Fidelity Management Trust Company	BSCMS 2007-T28 A1 5.422 9	**	360,607
***	Fidelity Management Trust Company	BTM CURACAO 4.76 7/2 144A	**	493,080
***	Fidelity Management Trust Company	CAPITAL ONE FIN 5.7 9/15/	**	859,989
***	Fidelity Management Trust Company	CARAT 06-1 B 5.26 10/10	**	268,629
***	Fidelity Management Trust Company	CARAT 07-1 B 5.15% 9/12	**	515,284
***	Fidelity Management Trust Company	CARAT 07-SN1 B 5.52 3/15/	**	249,168
***	Fidelity Management Trust Company	CARAT 07-SN1 C 5.73 3/15/	**	145,885
***	Fidelity Management Trust Company	CARAT 07-SN1 D 6.05 1/17/	**	360,836
***	Fidelity Management Trust Company	CARAT 2006-SN1A A4A 5.32	**	1,238,641
***	Fidelity Management Trust Company	CARAT 2006-SN1A B 5.5 4/1	**	116,123
***	Fidelity Management Trust Company	CARAT 2006-SN1A C 5.77 5/	**	110,565
***	Fidelity Management Trust Company	CCCIT 05-B1 B1 4.4 9/10	**	934,164
***	Fidelity Management Trust Company	CCCIT 06-B2 B2 5.15% 3/11	**	3,455,405
***	Fidelity Management Trust Company	CCCIT 07-B2 B2 5% 4/12	**	3,429,695
***	Fidelity Management Trust Company	CCCIT 07-B6 B6 5% 11/12	**	1,536,109
***	Fidelity Management Trust Company	CD 06-CD3 XP CSTR 10/48	**	710,728
***	Fidelity Management Trust Company	CD 2007-CD4 A1 4.977 12/4	**	715,208
***	Fidelity Management Trust Company	CDTIM 05-1A A1 4.67 5/17	**	215,680
***	Fidelity Management Trust Company	CFAT 2006-A A4 5.62% 8/11	**	2,031,850
***	Fidelity Management Trust Company	CGCMT 05-EMG A2 4.2211 9/	**	272,170
***	Fidelity Management Trust Company	CGCMT 2007-C6 A1 CSTR 12/	**	1,121,610
***	Fidelity Management Trust Company	CHAIT 05-B2 B2 4.52 12/10	**	7,346,156
***	Fidelity Management Trust Company	CHAIT 07-A15 A 4.96% 9/12	**	3,029,832
***	Fidelity Management Trust Company	CHASE 07-A1 5A1 CSTR 2/37	**	542,701
***	Fidelity Management Trust Company	CHASE 07-A2 2A1 CSTR 7/37	**	313,918
***	Fidelity Management Trust Company	CHASE 07-A2 3A1 CSTR 7/37	**	2,247,922
***	Fidelity Management Trust Company	CIT GROUP 4.125% 11/3/09	**	892,963
***	Fidelity Management Trust Company	CIT GROUP INC 5% 11/24/08	**	1,074,644
***	Fidelity Management Trust Company	CITEC 05-VT1 A4 4.36 11/1	**	239,405
***	Fidelity Management Trust Company	CITEC 06-VT1 A3 5.13 12/0	**	700,812

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	Fidelity Management Trust Company	CITEC 06-VT2 A4 5.05 4/20	**	1,281,982
***	Fidelity Management Trust Company	CITIGROUP 5.125% 2/14/11	**	594,553
***	Fidelity Management Trust Company	CITIGROUP GLBL 3.625 2/09	**	581,519
***	Fidelity Management Trust Company	CMAT 99-C1 A3 6.64 1/32	**	379,214
***	Fidelity Management Trust Company	CMLTI 2004-UST1 A4 CSTR 8	**	928,486
***	Fidelity Management Trust Company	CNH 05-A A4B 4.29% 6/12	**	752,569
***	Fidelity Management Trust Company	CNH 05-B B 4.57 7/12	**	444,431
***	Fidelity Management Trust Company	CNH 06-B B 5.36% 6/13	**	564,881
***	Fidelity Management Trust Company	COAFT 05-BSS C 4.48 12/10	**	1,115,692
***	Fidelity Management Trust Company	COAFT 05-C A4A 4.71 6/12	**	498,943
***	Fidelity Management Trust Company	COMET 03-B5 B5 4.79 8/13	**	3,793,177
***	Fidelity Management Trust Company	COMET 07-B3 B3 5.05% 3/13	**	3,355,813
***	Fidelity Management Trust Company	COMET 07-B5 B5 5.4% 5/13	**	1,569,861
***	Fidelity Management Trust Company	COMET 2003-B3 B3 4.5 6/11	**	2,126,147
***	Fidelity Management Trust Company	COMM 01-J2A A1 5.447 7/34	**	1,727,641
***	Fidelity Management Trust Company	COMM 05-C6 A2 CSTR 6/44	**	1,470,001
***	Fidelity Management Trust Company	COMM 05-C6 XP CSTR 6/44	**	115,519
***	Fidelity Management Trust Company	COMM 05-LP5 A2 4.63 5/43	**	988,810
***	Fidelity Management Trust Company	COMM 05-LP5 XP CSTR 5/43	**	101,432
***	Fidelity Management Trust Company	COMM 06-C8 A1 5.11% 12/46	**	725,292
***	Fidelity Management Trust Company	COMM 06-C8 XP CSTR 12/46	**	913,440
***	Fidelity Management Trust Company	COMM 06-CN2A A2FX 5.449 2	**	857,393
***	Fidelity Management Trust Company	COMM 06-CN2A BFX 5.537 2/	**	315,346
***	Fidelity Management Trust Company	COMM 06-CN2A CFX 5.47945	**	137,426
***	Fidelity Management Trust Company	COMM 06-CN2A D 5.52861 2/	**	221,816
***	Fidelity Management Trust Company	COMM 06-CN2A E CSTR 2/19	**	416,599
***	Fidelity Management Trust Company	COMM 06-CN2A F CSTR 2/19	**	97,586
***	Fidelity Management Trust Company	COMWLTH EDISON 3.7 2/01/0	**	993,865
***	Fidelity Management Trust Company	CON EDISON 7.5% 9/01/10	**	886,433
***	Fidelity Management Trust Company	CON EDISON 7.5% 9/01/10 B	**	697,588
***	Fidelity Management Trust Company	COPAR 05-1 B 4.58 8/15/12	**	1,044,649
***	Fidelity Management Trust Company	COPAR 06-2 A4 4.94% 7/12	**	888,316
***	Fidelity Management Trust Company	COPAR 2007-1 B1 5.76 12/1	**	493,245
***	Fidelity Management Trust Company	COUNTRYWIDE 3ML+22 3/24/0	**	154,287
***	Fidelity Management Trust Company	COVIDIEN INT 5.15 10 144A	**	1,342,168
***	Fidelity Management Trust Company	CPS 06-A 1A2 5.22 1/10	**	3,680
***	Fidelity Management Trust Company	CPS 06-C A3 5.14% 1/11	**	381,338

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	Fidelity Management Trust Company	CPS 06-D A3 5.157% 05/11	**	1,108,555
***	Fidelity Management Trust Company	CPS 06-D A4 5.115% 08/13	**	1,374,474
***	Fidelity Management Trust Company	CPS 07-B A3 5.47% 11/11	**	597,609
***	Fidelity Management Trust Company	CPS 2006-B A3 5.73% 6/16	**	651,857
***	Fidelity Management Trust Company	CPS 2006-B A4 5.81% 6/15	**	774,265
***	Fidelity Management Trust Company	CSFB 00-C1 A2 7.545 4/62	**	2,098,686
***	Fidelity Management Trust Company	CSFB 03-CK2 A2 3.861 3/36	**	196,590
***	Fidelity Management Trust Company	CSFB 04-AR7 2A1 CSTR 11/3	**	337,784
***	Fidelity Management Trust Company	CSFB 04-C5 A2 4.183 11/37	**	348,462
***	Fidelity Management Trust Company	CSFB 05-C1 ASP CSTR 2/38	**	124,208
***	Fidelity Management Trust Company	CSFB 05-C2 ASP CSTR 4/37	**	165,809
***	Fidelity Management Trust Company	CSFB 05-C4 ASP CSTR 8/38	**	305,254
***	Fidelity Management Trust Company	CSFB 05-FIX1 A2 4.31 5/35	**	238,265
***	Fidelity Management Trust Company	CSFB 2002-CP5 A1 4.106 12	**	550,190
***	Fidelity Management Trust Company	CSFB 98-C1 A1B 6.48% 5/40	**	670,879
***	Fidelity Management Trust Company	CSMC 06-C4 ASP CSTR 9/39	**	1,403,892
***	Fidelity Management Trust Company	CSMC 06-C5 ASP CSTR 12/39	**	796,387
***	Fidelity Management Trust Company	CSMC 07-C1 A1 5.227 2/40	**	323,139
***	Fidelity Management Trust Company	CSMC 07-C1 ASP CSTR 2/40	**	885,249
***	Fidelity Management Trust Company	CSMC 07-C2 A1 5.237 1/49	**	262,979
***	Fidelity Management Trust Company	CSMC 07-C3 A1 CSTR 6/39	**	296,049
***	Fidelity Management Trust Company	CWCI 06-C1 A2 5.122 8/15/	**	1,148,059
***	Fidelity Management Trust Company	CWCI 07-C2 A1 CSTR 9/11	**	402,677
***	Fidelity Management Trust Company	CWHL 05-HYB3 2A6B CSTR 6/	**	400,825
***	Fidelity Management Trust Company	DAIMLERC NA MTN 5.75 9/08	**	2,582,247
***	Fidelity Management Trust Company	DBS BK 5.125/VAR 5/1 144A	**	1,302,526
***	Fidelity Management Trust Company	DCAT 06-A B 5.14 9/12	**	1,707,835
***	Fidelity Management Trust Company	DCAT 2006-C B 5.11% 4/13	**	949,496
***	Fidelity Management Trust Company	DELHE 99-2 A7F 7.03 8/30	**	210,861
***	Fidelity Management Trust Company	DEUTSCHE BK AG MTN 5 10/1	**	2,247,868
***	Fidelity Management Trust Company	DEUTSCHE TEL 5.375 3/23/1	**	2,125,269
***	Fidelity Management Trust Company	DIAGEO CPTL GLB 5.2 1/30/	**	699,628
***	Fidelity Management Trust Company	DONNELLEY RR 3.75% 4/1/09	**	416,472
***	Fidelity Management Trust Company	DRIVE 06-2 A-3 5.33% 4/14	**	1,260,329
***	Fidelity Management Trust Company	DRT 00-1A A2 6.971% 3/10	**	372,016
***	Fidelity Management Trust Company	DRVT 2006-A A3 5.501 11/1	**	852,025
***	Fidelity Management Trust Company	DRVT 2006-B A2 5.32% 3/10	**	709,119

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	Fidelity Management Trust Company	DRVT 2006-B A3 5.23% 8/12	**	848,562
***	Fidelity Management Trust Company	DTAOT 07-A A3 XCLA 5.60 3	**	1,126,272
***	Fidelity Management Trust Company	DTE ENERGY CO 7.05 6/01/1	**	838,185
***	Fidelity Management Trust Company	DUPONT 5% 1/15/13	**	313,161
***	Fidelity Management Trust Company	EDP FINANCE BV5.375 144A	**	1,252,179
***	Fidelity Management Trust Company	ENEL FIN INTL 5.7 1/15/13	**	1,340,656
***	Fidelity Management Trust Company	ERP OPERAT LP 5.5 10/1/12	**	358,026
***	Fidelity Management Trust Company	ERP OPERATING LP 4.75 6/1	**	2,264,178
***	Fidelity Management Trust Company	EXELON GEN GLBL 6.95 6/15	**	1,527,829
***	Fidelity Management Trust Company	FHLG 5.50 3/19 #E01604	**	274,541
***	Fidelity Management Trust Company	FHLG 20YR 5.50 3/2 D95897	**	227,879
***	Fidelity Management Trust Company	FHLG 20YR 5.50 4/2 C90825	**	820,845
***	Fidelity Management Trust Company	FHLG 20YR 5.50 5/2 C90676	**	468,980
***	Fidelity Management Trust Company	FHLG 20YR 5.50 7/2 C90691	**	1,156,280
***	Fidelity Management Trust Company	FHLG 20YR 6.00 9/2 C90580	**	433,030
***	Fidelity Management Trust Company	FHLT 05-A M1 1ML+43 1/35	**	85,993
***	Fidelity Management Trust Company	FHR 2495 UJ 3.5 7/32	**	55,328
***	Fidelity Management Trust Company	FHR 2518 KB 5 9/16	**	66,534
***	Fidelity Management Trust Company	FHR 2786 GA 4 8/17	**	801,635
***	Fidelity Management Trust Company	FHR 2794 JT 6 10/32	**	513,453
***	Fidelity Management Trust Company	FIAOT 06A A3 4.93 2/15/11	**	379,596
***	Fidelity Management Trust Company	FLEETBOSTON FIN 7.375 12/	**	995,860
***	Fidelity Management Trust Company	FNR 00-32 FM IML+450 10/3	**	12,069
***	Fidelity Management Trust Company	FNR 00-34 F 1ML+45 10/30	**	36,896
***	Fidelity Management Trust Company	FNR 2006-77 PD 6.5% 10/30	**	1,351,566
***	Fidelity Management Trust Company	FORDO 06-C A4A 5.15% 2/12	**	1,645,627
***	Fidelity Management Trust Company	FORDO 07-A A4A 5.47% 6/12	**	868,468
***	Fidelity Management Trust Company	FORDO 07-A B 5.6% 10/12	**	225,290
***	Fidelity Management Trust Company	FORDO 07-A C 5.8% 2/13	**	351,429
***	Fidelity Management Trust Company	FORDO 2005-A B 3.88 1/10	**	338,208
***	Fidelity Management Trust Company	FORDO 2006-B B 5.43% 2/12	**	895,940
***	Fidelity Management Trust Company	FORDO 2006-C B 5.3% 6/12	**	395,024
***	Fidelity Management Trust Company	FRNK 06-1 B1 5.14% 7/14	**	155,130
***	Fidelity Management Trust Company	FRNK 07-1 A4 5.03 2/15	**	740,522
***	Fidelity Management Trust Company	FRNK 07-1 B 5.13 2/15	**	537,361
***	Fidelity Management Trust Company	FSPC T-59 1A3 7.5 10/43	**	95,780
***	Fidelity Management Trust Company	FUJI FIN 8.625 4/15/ 144A	**	1,486,664

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	Fidelity Management Trust Company	GCCFC 02-C1 XP CSTR 1/35	**	1,053,795
***	Fidelity Management Trust Company	GCCFC 03-C2 A3 4.533 1/36	**	949,013
***	Fidelity Management Trust Company	GCCFC 05-GG3 A2 CSTR 8/42	**	2,824,866
***	Fidelity Management Trust Company	GCCFC 05-GG3 XP CSTR 8/42	**	670,914
***	Fidelity Management Trust Company	GCCFC 05-GG5 CSTR 4/37	**	518,537
***	Fidelity Management Trust Company	GCCFC 07-GG11 A1 5.358 10	**	1,209,092
***	Fidelity Management Trust Company	GCCFC 07-GG9 A1 5.233 03/	**	399,442
***	Fidelity Management Trust Company	GCCFC 2006-GG7 A1 5.7435	**	546,326
***	Fidelity Management Trust Company	GCOSL 06-1A NOTE 5.72 3/2	**	621,048
***	Fidelity Management Trust Company	GE CAP 5.2% 2/01/11	**	4,727,116
***	Fidelity Management Trust Company	GECMC 04-C3 A2 4.433 7/39	**	1,249,798
***	Fidelity Management Trust Company	GECMC 05-C3 A1 4.591 7/45	**	1,482,068
***	Fidelity Management Trust Company	GECMC 07-C1 XP CSTR 12/49	**	306,943
***	Fidelity Management Trust Company	GEMNT 07-1 B 4.95% 3/13	**	1,475,962
***	Fidelity Management Trust Company	GEMNT 2007-3 B 5.49% 6/13	**	1,534,655
***	Fidelity Management Trust Company	GEN ELEC CAP GLB 4.25 9/1	**	1,821,642
***	Fidelity Management Trust Company	GENWORTH FINL 5.231 5/16/	**	1,414,400
***	Fidelity Management Trust Company	GMACM 05-AR5 1A1 CSTR 9/3	**	323,042
***	Fidelity Management Trust Company	GNR 00-35 F 1ML+55 12/25	**	34,453
***	Fidelity Management Trust Company	GOLDMAN SACHS 4.5 6/15/10	**	494,362
***	Fidelity Management Trust Company	GOLDMAN SACHS 6.6 1/15/12	**	2,127,885
***	Fidelity Management Trust Company	GOLDMAN SACHS 6.875 1/15/	**	901,152
***	Fidelity Management Trust Company	GSALT 05-1 B 4.62 11/13	**	48,125
***	Fidelity Management Trust Company	GSALT 07-1 A3 5.39% 12/11	**	1,978,470
***	Fidelity Management Trust Company	GSALT 07-1 B 5.53% 12/14	**	260,418
***	Fidelity Management Trust Company	GSMS 05-GG4 XP CSTR 7/39	**	551,100
***	Fidelity Management Trust Company	GSMS 2007-GG10 A1 5.69 8/	**	433,324
***	Fidelity Management Trust Company	GSMS 98-GLII A2 6.562 4/3	**	709,676
***	Fidelity Management Trust Company	GSR 2006-AR2 4A1 CSTR 4/3	**	2,135,759
***	Fidelity Management Trust Company	HART 05-A B 4.2 2/12	**	532,005
***	Fidelity Management Trust Company	HART 05-A C 4.22 2/12	**	50,892
***	Fidelity Management Trust Company	HART 06-1 B 5.29 11/12	**	88,744
***	Fidelity Management Trust Company	HART 06-1 C 5.34 11/12	**	112,090
***	Fidelity Management Trust Company	HART 2007-A A3A 5.04 1/12	**	951,303
***	Fidelity Management Trust Company	HARTFORD FINL 5.55 8/16/0	**	252,311
***	Fidelity Management Trust Company	HAT 07-1 A4 5.33 11/18/13	**	974,383
***	Fidelity Management Trust Company	HAT 2006-2 A4 5.67% 6/13	**	948,488

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	Fidelity Management Trust Company	HBOS PLC 5.625 7/20/ 144A	**	931,673
***	Fidelity Management Trust Company	HBOS PLC MTN 3.75 9/ 144A	**	791,684
***	Fidelity Management Trust Company	HCARD 07-1 B 5.53% 6/12	**	1,112,550
***	Fidelity Management Trust Company	HEINZ CO 6.428 12/01 144A	**	1,545,344
***	Fidelity Management Trust Company	HMPT 99-HMTA B 7.3% 8/15	**	3,895,277
***	Fidelity Management Trust Company	HOUSEHOLD FIN C 4.125 12/	**	600,569
***	Fidelity Management Trust Company	HOUSEHOLD MTN 4.125 11/16	**	1,669,425
***	Fidelity Management Trust Company	HSBC FINANCE CO 5.25 1/14	**	1,331,221
***	Fidelity Management Trust Company	HUTCHISON WH 5.45 11 144H	**	1,751,742
***	Fidelity Management Trust Company	HUTCHISON WINT 7 2/1 144A	**	216,181
***	Fidelity Management Trust Company	ILFC ECAP TR 5.9/VR 144A	**	924,606
***	Fidelity Management Trust Company	IMM 05-1 M1 1ML+46 4/35	**	123,456
***	Fidelity Management Trust Company	IMM 05-1 M2 1ML+50 4/35	**	206,338
***	Fidelity Management Trust Company	IMM 05-1 M3 1ML+53 4/35	**	49,142
***	Fidelity Management Trust Company	IMM 05-1 M4 1ML+75 4/35	**	18,729
***	Fidelity Management Trust Company	IMM 05-1 M5 1ML+77 4/35	**	17,996
***	Fidelity Management Trust Company	IMM 05-1 M6 1ML+82 4/35	**	25,550
***	Fidelity Management Trust Company	INTL LEASE FIN 3.5 4/01/0	**	208,246
***	Fidelity Management Trust Company	INTL LEASE FIN 4.875 9/10	**	749,340
***	Fidelity Management Trust Company	INTL LEASE FIN 5.625 9/15	**	1,238,513
***	Fidelity Management Trust Company	ISTAR FIN 5.5 6/15/12	**	871,318
***	Fidelity Management Trust Company	JP MORGAN CHASE 4.6 1/17/	**	1,252,200
***	Fidelity Management Trust Company	JP MORGAN CS GLB6.75 2/1/	**	2,603,655
***	Fidelity Management Trust Company	JPMART 2006-A B 5.36 12/1	**	189,141
***	Fidelity Management Trust Company	JPMCC 01-CIB2 X2 CSTR 4/3	**	214,954
***	Fidelity Management Trust Company	JPMCC 03-CB7 X2 CSTR 1/38	**	40,359
***	Fidelity Management Trust Company	JPMCC 05-LDP2 A2 4.575 7/	**	848,993
***	Fidelity Management Trust Company	JPMCC 05-LDP4 X2 CSTR 10/	**	400,739
***	Fidelity Management Trust Company	JPMCC 07-CB18 A1 CSTR 6/4	**	345,843
***	Fidelity Management Trust Company	JPMCC 07-LDP10 A-1 5.122	**	294,728
***	Fidelity Management Trust Company	JPMCC 07-LDP10 BS CSTR 5/	**	355,793
***	Fidelity Management Trust Company	JPMCC 07-LDP10 CS CSTR 5/	**	152,606
***	Fidelity Management Trust Company	JPMCC 2001-C1 A2 5.464 10	**	716,446
***	Fidelity Management Trust Company	JPMCC 2001-CIB2 A2 6.244	**	1,021,798
***	Fidelity Management Trust Company	JPMCC 2006-CB17 A3 5.45 1	**	812,684
***	Fidelity Management Trust Company	JPMCC 2006-LDP9 A1 CSTR 5	**	634,245
***	Fidelity Management Trust Company	JPMMT 05-A8 2A3 CSTR 11/3	**	206,588

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	Fidelity Management Trust Company	JPMMT 06-A3 6A1 CSTR 8/34	**	547,093
***	Fidelity Management Trust Company	JPMMT 06-A4 1A1 CSTR 6/36	**	109,020
***	Fidelity Management Trust Company	JPMMT 2007-A1 5A1 CSTR 7/	**	1,560,197
***	Fidelity Management Trust Company	JPMRT 2006-A A4 5.14 12/1	**	943,599
***	Fidelity Management Trust Company	KEY BK NA 7% 2/01/11	**	575,276
***	Fidelity Management Trust Company	KEYSPAN 7.625 11/15/10	**	391,606
***	Fidelity Management Trust Company	KINDER MORGAN EN 6.3 2/1/	**	639,099
***	Fidelity Management Trust Company	KOREA DEV BANK 3.875 3/02	**	962,988
***	Fidelity Management Trust Company	KRAFT FOODS 4% 10/1/08	**	876,726
***	Fidelity Management Trust Company	KRAFT FOODS 4.125 11/12/0	**	294,112
***	Fidelity Management Trust Company	KRAFT FOODS 5.625 8/11/10	**	1,327,745
***	Fidelity Management Trust Company	LBCMT 99-C1 A2 6.78 6/31	**	4,788,824
***	Fidelity Management Trust Company	LBMT 91-2 A3 CSTR 1/17	**	518,902
***	Fidelity Management Trust Company	LBUBS 01-C2 A2 6.653 11/2	**	434,697
***	Fidelity Management Trust Company	LBUBS 04-C4 A2 CSTR 6/29	**	984,824
***	Fidelity Management Trust Company	LBUBS 04-C7 A2 3.992 10/2	**	297,620
***	Fidelity Management Trust Company	LBUBS 04-C8 A2 4.201 12/2	**	328,584
***	Fidelity Management Trust Company	LBUBS 04-C8 XCP CSTR 12/3	**	83,939
***	Fidelity Management Trust Company	LBUBS 05-C5 XCP CSTR 9/40	**	721,894
***	Fidelity Management Trust Company	LBUBS 05-C7 XCP CSTR 11/4	**	342,175
***	Fidelity Management Trust Company	LBUBS 06-C1A A2 5.084 2/3	**	2,007,590
***	Fidelity Management Trust Company	LBUBS 07-C1 A1 CSTR 2/15/	**	264,046
***	Fidelity Management Trust Company	LBUBS 07-C1 XCP CSTR 2/40	**	144,521
***	Fidelity Management Trust Company	LBUBS 07-C2 A1 5.226 2/40	**	220,655
***	Fidelity Management Trust Company	LBUBS 07-C2 XCP CSTR 2/40	**	638,526
***	Fidelity Management Trust Company	LBUBS 2006-C3 A1 5.478 3/	**	357,423
***	Fidelity Management Trust Company	LBUBS 2006-C6 A1 5.23 9/3	**	381,964
***	Fidelity Management Trust Company	LBUBS 2006-C7 A1 5.279 11	**	176,353
***	Fidelity Management Trust Company	LBUBS 206-C1A XCP CSTR 2/	**	487,303
***	Fidelity Management Trust Company	LEHMAN BROS MTN 4.25 1/27	**	735,579
***	Fidelity Management Trust Company	LEHMAN BROS MTN 4.375 11/	**	397,041
***	Fidelity Management Trust Company	LLL 1997-LLI D 7.15 10/34	**	544,153
***	Fidelity Management Trust Company	MANUFTRS & TRD 3.85/VAR 4	**	1,510,700
***	Fidelity Management Trust Company	MARM 05-1 1A1 1ML+27 3/35	**	51,016
***	Fidelity Management Trust Company	MARSHAL&ILSLEY MTN 5.35 4	**	286,747
***	Fidelity Management Trust Company	MARSHALL&ILSLEY 4.4 3/15/	**	298,665
***	Fidelity Management Trust Company	MBNA CAPITAL 8.278 12/01/	**	675,148

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

b

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	Fidelity Management Trust Company	MERRILL LYN MTN 4.125 1/1	**	211,258
***	Fidelity Management Trust Company	MERRILL LYN MTN 4.125 9/1	**	872,096
***	Fidelity Management Trust Company	MERRILL LYN MTN 4.831 10/	**	739,954
***	Fidelity Management Trust Company	MIDAMERICAN ENRG 5.65 7/1	**	1,261,891
***	Fidelity Management Trust Company	MLCC 99-A A 1ML+38 3/25	**	216,663
***	Fidelity Management Trust Company	MLCFC 06-3 XP CSTR 7/46	**	533,227
***	Fidelity Management Trust Company	MLCFC 07-6 A1 5.175 3/12/	**	264,976
***	Fidelity Management Trust Company	MLCFC 07-8 A1 4.622% 8/49	**	375,665
***	Fidelity Management Trust Company	MLCFC 2006-4 XP CSTR 12/4	**	1,931,616
***	Fidelity Management Trust Company	MLMT 04-KEY2 A2 4.166 8/3	**	255,249
***	Fidelity Management Trust Company	MLMT 05-CIP1 A2 4.96 6/10	**	1,828,696
***	Fidelity Management Trust Company	MLMT 05-MCP1 A2 4.556 6/4	**	1,305,570
***	Fidelity Management Trust Company	MLMT 05-MCP1 XP CSTR 6/43	**	187,224
***	Fidelity Management Trust Company	MLMT 05-MKB2 XP CSTR 9/42	**	38,328
***	Fidelity Management Trust Company	MLMT 07-C1 A1 4.619% 6/50	**	924,041
***	Fidelity Management Trust Company	MORGAN JP MTN A 6 1/15/09	**	477,370
***	Fidelity Management Trust Company	MORGAN STANLEY 4% 1/15/10	**	460,811
***	Fidelity Management Trust Company	MORGAN STANLEY 5.05 1/21/	**	1,737,965
***	Fidelity Management Trust Company	MRFC 00-TBC2 A1 1ML 6/30	**	121,690
***	Fidelity Management Trust Company	MSC 05-HQ5 X2 CSTR 1/42	**	85,684
***	Fidelity Management Trust Company	MSC 05-IQ9 X2 CSTR 7/56	**	279,291
***	Fidelity Management Trust Company	MSC 05-TOP17 X2 CSTR 12/4	**	140,017
***	Fidelity Management Trust Company	MSC 07-HQ12 A1 CSTR 4/49	**	479,943
***	Fidelity Management Trust Company	MSC 07-IQ13 A1 5.05% 3/44	**	414,009
***	Fidelity Management Trust Company	MSC 07-IQ14 A1 5.38 4/49	**	874,645
***	Fidelity Management Trust Company	MSC 2006-HQ10 X2 CSTR 11/	**	466,999
***	Fidelity Management Trust Company	MSC 2006-HQ8 A1 5.124 3/4	**	176,111
***	Fidelity Management Trust Company	MSC 2006-HQ9 A1 5.49 7/44	**	1,074,468
***	Fidelity Management Trust Company	MSC 2006-T23 A1 5.682 8/4	**	325,267
***	Fidelity Management Trust Company	MSC 2007-HQ11 A1 CSTR 2/4	**	437,012
***	Fidelity Management Trust Company	MSTDW GLBL 6.75% 4/15/11	**	2,576,301
***	Fidelity Management Trust Company	MVCOT 05-2 A 4.6% 10/27	**	424,994
***	Fidelity Management Trust Company	MVCOT 06-2A A 5.417 10/28	**	375,926
***	Fidelity Management Trust Company	MVCOT 06-2A B 5.467 10/28	**	62,376
***	Fidelity Management Trust Company	MVCOT 06-2A C 5.766 10/28	**	27,571
***	Fidelity Management Trust Company	NALT 2006-A A4 5.1% 7/12	**	2,164,736
***	Fidelity Management Trust Company	NAROT 05-A A4 3.82 7/10	**	613,196

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	Fidelity Management Trust Company	NASC 98-D6 A1B 6.59 3/30	**	928,557
***	Fidelity Management Trust Company	NAVOT 05-A A4 4.43 1/14	**	655,290
***	Fidelity Management Trust Company	NCSLT 05-1 AIO 6.75% 12/0	**	69,627
***	Fidelity Management Trust Company	NCSLT 05-3W AIO1 4.8 7/12	**	270,438
***	Fidelity Management Trust Company	NCSLT 06-1 A-IO 5.5 4/11	**	240,628
***	Fidelity Management Trust Company	NCSLT 06-4 AIO 6.35 02/12	**	479,575
***	Fidelity Management Trust Company	NCSLT 2006-2 AIO 6% 8/11	**	65,179
***	Fidelity Management Trust Company	NCSLT 2006-3 AIO 7.1 1/12	**	676,369
***	Fidelity Management Trust Company	NCSLT 2007-1 AIO 7.27 4/1	**	641,405
***	Fidelity Management Trust Company	NCSLT 2007-2 AIO 6.7 7/12	**	462,830
***	Fidelity Management Trust Company	NEF 05-1 A5 4.74 10/45	**	959,933
***	Fidelity Management Trust Company	NELNET INC 5.125 6/1/10	**	259,649
***	Fidelity Management Trust Company	NLFC 99-1 C 6.571 1/31	**	620,649
***	Fidelity Management Trust Company	NORD 07-1A A 4.92 5/ 144A	**	2,466,781
***	Fidelity Management Trust Company	NSIDE TX ISD PSF5.125 2/1	**	1,707,300
***	Fidelity Management Trust Company	NSTAR 8% 2/15/10	**	363,487
***	Fidelity Management Trust Company	NUCOR 5% 12/01/12	**	437,236
***	Fidelity Management Trust Company	ONYX 05-B A4 4.34% 5/12	**	538,968
***	Fidelity Management Trust Company	ORIX CORP 5.48% 11/22/11	**	1,207,086
***	Fidelity Management Trust Company	PCAT 2006-A B 5.51% 9/09	**	360,534
***	Fidelity Management Trust Company	PCAT 2006-A C 5.77% 5/10	**	335,729
***	Fidelity Management Trust Company	PETRO EXP 4.623 6/15 144A	**	471,239
***	Fidelity Management Trust Company	PETRO EXP 4.633 6/15 144A	**	282,237
***	Fidelity Management Trust Company	PMNT 05-2 B2 5.1 11/12	**	1,199,506
***	Fidelity Management Trust Company	PMNT 06-B1A B1 5.35 3/13	**	1,278,628
***	Fidelity Management Trust Company	PNC FUNDING 4.5 3/10/10	**	1,419,643
***	Fidelity Management Trust Company	PSEG POWER 3.75 4/1/09	**	723,415
***	Fidelity Management Trust Company	SANTANDER 4.75 10/21 144A	**	2,738,556
***	Fidelity Management Trust Company	SANTANDER 5.805/VAR 6/20/	**	843,401
***	Fidelity Management Trust Company	SBAC 05-1A A 5.369 11/35	**	408,357
***	Fidelity Management Trust Company	SBAC 05-1A B 5.565 11/35	**	280,080
***	Fidelity Management Trust Company	SBC COMM GLBL 4.125 9/15/	**	4,350,028
***	Fidelity Management Trust Company	SBC COMM GLBL 5.3 11/15/1	**	297,118
***	Fidelity Management Trust Company	SDART 07-3 A3 FGIC 5.42 8	**	567,992
***	Fidelity Management Trust Company	SEMPRA ENERGY 4.75 5/15/0	**	296,331
***	Fidelity Management Trust Company	SEMPRA ENERGY 7.95 3/01/1	**	580,328
***	Fidelity Management Trust Company	SEMT 03-4 2A1 1ML+35 7/33	**	137,731

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	Fidelity Management Trust Company	SIMON PPTY GLB 5.375 6/1/	**	1,210,029
***	Fidelity Management Trust Company	SIMON PROPERTY 4.875 8/15	**	434,055
***	Fidelity Management Trust Company	SIMON PROPERTY 5.6 9/1/11	**	725,571
***	Fidelity Management Trust Company	SLM CORP 4% 1/15/09	**	839,450
***	Fidelity Management Trust Company	SLM GLBL MED 4 1/15/10	**	699,908
***	Fidelity Management Trust Company	SRFC 2006-1A A1 5.84 5/18	**	452,325
***	Fidelity Management Trust Company	STARW 99-C1A B 6.92 2/14	**	238,314
***	Fidelity Management Trust Company	SVOVM 05-A A 5.25 2/21	**	420,827
***	Fidelity Management Trust Company	TAROT 06-A A3 4.77% 1/11	**	472,932
***	Fidelity Management Trust Company	TAROT 06-A A4 4.88% 4/13	**	816,792
***	Fidelity Management Trust Company	TAROT 2006-B A3 5.41 8/11	**	363,460
***	Fidelity Management Trust Company	TAROT 2006-B A4 5.52 11/1	**	509,846
***	Fidelity Management Trust Company	TAROT 2006-C A3 5.26 11/1	**	1,364,071
***	Fidelity Management Trust Company	TAROT 2006-C A4 5.31 5/13	**	646,256
***	Fidelity Management Trust Company	TELECOM ITALIA 4.875 10/0	**	2,013,953
***	Fidelity Management Trust Company	TELEFONOS MEX 4.5 11/19/0	**	935,327
***	Fidelity Management Trust Company	TELEFONOS MEXICO 4.75 1/2	**	1,429,945
***	Fidelity Management Trust Company	TRANSCAPIT 5.67 3/5/ 144A	**	1,201,013
***	Fidelity Management Trust Company	UNCREDIT LUX 5.584/VAR 1/	**	1,321,654
***	Fidelity Management Trust Company	UNITEDHEALTH GRP 3.75 2/1	**	987,680
***	Fidelity Management Trust Company	UNTEDHLTH 5.125 11/1 144A	**	1,869,478
***	Fidelity Management Trust Company	US BANCORP MTN 5.3 4/28/0	**	504,552
***	Fidelity Management Trust Company	VERIZON GLBL 7.25 12/1/10	**	1,320,517
***	Fidelity Management Trust Company	VERIZON NE GLB 6.5 9/15/1	**	737,709
***	Fidelity Management Trust Company	VERIZON NEW YOR 6.875 4/0	**	215,639
***	Fidelity Management Trust Company	VODAFONE GRP 7.75 2/15/10	**	1,582,884
***	Fidelity Management Trust Company	VODAFONE GRP PLC 5.5 6/15	**	400,157
***	Fidelity Management Trust Company	VWALT 2006-A A3 5.5% 9/09	**	1,811,242
***	Fidelity Management Trust Company	WACHOVIA CAP 7.965 6 144A	**	388,084
***	Fidelity Management Trust Company	WALOT 06-1 A-3 5.1 7/11	**	788,734
***	Fidelity Management Trust Company	WALOT 06-1B 5.15% 7/12	**	488,895
***	Fidelity Management Trust Company	WALOT 06-2 B 5.29% 6/12	**	863,794
***	Fidelity Management Trust Company	WALOT 06-2 C 5.34% 10/12	**	412,023
***	Fidelity Management Trust Company	WALOT 07-1 B 5.38 7/20/12	**	1,134,180
***	Fidelity Management Trust Company	WALOT 07-1 C 5.45 10/22/1	**	778,685
***	Fidelity Management Trust Company	WALOT 07-1 D 5.65 2/20/13	**	1,172,555
***	Fidelity Management Trust Company	WAMU 02-AR2 A D11COF+125	**	81,804

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	Fidelity Management Trust Company	WAMU 04-AR7 A6 CSTR 7/34	**	153,723
***	Fidelity Management Trust Company	WAMU 05-AR16 1A3 CSTR 12/	**	748,827
***	Fidelity Management Trust Company	WAOT 05-B A3 4.79% 4/10	**	614,541
***	Fidelity Management Trust Company	WBCMT 03-C7 A1 4.241 10/3	**	1,257,131
***	Fidelity Management Trust Company	WBCMT 04-C11 A3 4.719 1/4	**	391,694
***	Fidelity Management Trust Company	WBCMT 05-C16 A2 4.38 10/4	**	1,216,304
***	Fidelity Management Trust Company	WBCMT 05-C16 APB 4.692 10	**	611,298
***	Fidelity Management Trust Company	WBCMT 05-C18 XP CSTR 4/42	**	153,503
***	Fidelity Management Trust Company	WBCMT 05-C22 A1 4.98 12/4	**	615,112
***	Fidelity Management Trust Company	WBCMT 06-C25 A2 5.684 5/4	**	1,019,131
***	Fidelity Management Trust Company	WBCMT 07-C30 A1 5.031 12/	**	401,907
***	Fidelity Management Trust Company	WBCMT 07-C30 A3 5.246 12/	**	1,713,396
***	Fidelity Management Trust Company	WBCMT 2004-C15 A2 4.039 1	**	1,602,621
***	Fidelity Management Trust Company	WBCMT 2006-C27 A1 5.405 7	**	719,939
***	Fidelity Management Trust Company	WBCMT 2006-C27 A2 5.624 7	**	1,038,459
***	Fidelity Management Trust Company	WBCMT 2006-C27 XP CSTR 7/	**	370,738
***	Fidelity Management Trust Company	WBCMT 2007-C30 XP CSTR 12	**	586,652
***	Fidelity Management Trust Company	WELLS FARGO 3.98 10/29/10	**	2,393,155
***	Fidelity Management Trust Company	WELLS FARGO 4.2% 1/15/10	**	2,633,927
***	Fidelity Management Trust Company	WESTO 05-3 A4 4.39 5/13	**	958,764
***	Fidelity Management Trust Company	WESTO 05-3 B 4.50 5/13	**	375,486
***	Fidelity Management Trust Company	WESTO 05-3 C 4.54 5/13	**	474,944
***	Fidelity Management Trust Company	WFMBS 05-AR10 2A2 CSTR 6/	**	688,278
***	Fidelity Management Trust Company	WFMBS 05-AR12 2A6 CSTR 7/	**	681,239
***	Fidelity Management Trust Company	WFMBS 05-AR2 2A2 4.57 3/3	**	1,281,035
***	Fidelity Management Trust Company	WFMBS 05-AR4 2A2 CSTR 4/3	**	2,313,841
***	Fidelity Management Trust Company	WFMBS 2006-AR13 A4 CSTR 9	**	634,710
***	Fidelity Management Trust Company	WMLT 05-B 2A4 CSTR 10/35	**	168,185
***	Fidelity Management Trust Company	WMMNT 2007-A4A A4 5.2 10/	**	701,184
***	Fidelity Management Trust Company	WMMNT 2007-B1 B1 4.95 3/1	**	2,273,154
***	Fidelity Management Trust Company	WOART 07-B A3A 5.28 1/17/	**	460,149
***	Fidelity Management Trust Company	XEROX CORP 5.5% 5/15/12	**	1,023,645
***
	Total corporate bonds		**	393,677,074

	Mortgage-backed securities
***	Fidelity Management Trust Company	FHLM ARM 4.22 2/35 1B2747	**	625,943

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Mortgage-backed securities (continued)
***	Fidelity Management Trust Company	FHLM ARM 4.232 1/3 782988	**	245,366
***	Fidelity Management Trust Company	FHLM ARM 4.30 11/3 782877	**	367,651
***	Fidelity Management Trust Company	FHLM ARM 4.307 3/3 783067	**	93,168
***	Fidelity Management Trust Company	FHLM ARM 4.314 12/ 1B2670	**	114,120
***	Fidelity Management Trust Company	FHLM ARM 4.37 3/35 1G0125	**	183,095
***	Fidelity Management Trust Company	FHLM ARM 4.40 8/35 1L1225	**	1,745,373
***	Fidelity Management Trust Company	FHLM ARM 4.401 2/3 1G0103	**	339,563
***	Fidelity Management Trust Company	FHLM ARM 4.434 2/3 783032	**	186,309
***	Fidelity Management Trust Company	FHLM ARM 4.441 2/3 781229	**	95,662
***	Fidelity Management Trust Company	FHLM ARM 4.444 3/3 1G0133	**	126,931
***	Fidelity Management Trust Company	FHLM ARM 4.497 6/3 1B2907	**	157,709
***	Fidelity Management Trust Company	FHLM ARM 4.504 3/3 1G0145	**	119,287
***	Fidelity Management Trust Company	FHLM ARM 4.55 2/35 1G0068	**	207,256
***	Fidelity Management Trust Company	FHLM ARM 4.60 2/35 783028	**	346,460
***	Fidelity Management Trust Company	FHLM ARM 4.63 3/35 1B2811	**	422,951
***	Fidelity Management Trust Company	FHLM ARM 4.68 1/36 847584	**	167,954
***	Fidelity Management Trust Company	FHLM ARM 4.83 11/3 1Q0166	**	557,760
***	Fidelity Management Trust Company	FHLM ARM 4.889 3/3 847126	**	32,162
***	Fidelity Management Trust Company	FHLM ARM 4.93 9/35 1K1215	**	427,577
***	Fidelity Management Trust Company	FHLM ARM 4.941 11/ 1J1228	**	417,195
***	Fidelity Management Trust Company	FHLM ARM 5.084 8/3 1J0005	**	143,262
***	Fidelity Management Trust Company	FHLM ARM 5.15 8/36 1B7241	**	304,058
***	Fidelity Management Trust Company	FHLM ARM 5.26 1/36 1J1274	**	374,198
***	Fidelity Management Trust Company	FHLM ARM 5.34 6/35 1L0097	**	286,385
***	Fidelity Management Trust Company	FHLM ARM 5.37 12/3 1N0106	**	460,145
***	Fidelity Management Trust Company	FHLM ARM 5.62 12/3 1N0117	**	575,892
***	Fidelity Management Trust Company	FHLM ARM 5.775 1/3 1N1446	**	538,638
***	Fidelity Management Trust Company	FHLM ARM 5.78 10/3 1N0063	**	114,866
***	Fidelity Management Trust Company	FHLM ARM 5.87 1/36 1H2593	**	255,561
***	Fidelity Management Trust Company	FHLM ARM 5.88 4/36 1J1279	**	697,906
***	Fidelity Management Trust Company	FHLM ARM 5.885 6/3 1L1275	**	171,780
***	Fidelity Management Trust Company	FHLM ARM 6.17 2/36 1N0126	**	999,788
***	Fidelity Management Trust Company	FNMA 4.00 8/18 #727438	**	1,344,057
***	Fidelity Management Trust Company	FNMA 5.00 1/20 #806684	**	294,328
***	Fidelity Management Trust Company	FNMA 5.00 10/18 #775946	**	234,449
***	Fidelity Management Trust Company	FNMA 5.00 12/19 #806673	**	312,971
***	Fidelity Management Trust Company	FNMA 5.00 6/19 #779078	**	155,386

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Mortgage-backed securities (continued)
***	Fidelity Management Trust Company	FNMA 5.00 7/19 #789490	**	144,952
***	Fidelity Management Trust Company	FNMA 5.00 7/19 #793192	**	275,386
***	Fidelity Management Trust Company	FNMA 5.50 1/17 #545411	**	140,531
***	Fidelity Management Trust Company	FNMA 5.50 11/16 #618497	**	77,455
***	Fidelity Management Trust Company	FNMA 5.50 12/08 #266218	**	17,490
***	Fidelity Management Trust Company	FNMA 5.50 2/17 #631364	**	54,994
***	Fidelity Management Trust Company	FNMA 5.50 3/13 #411896	**	12,812
***	Fidelity Management Trust Company	FNMA 5.50 3/16 #535777	**	133,980
***	Fidelity Management Trust Company	FNMA 5.50 5/17 #619099	**	39,042
***	Fidelity Management Trust Company	FNMA 5.50 7/16 #253878	**	125,349
***	Fidelity Management Trust Company	FNMA 6.00 11/16 #545296	**	177,349
***	Fidelity Management Trust Company	FNMA 6.50 3/17 #254236	**	358,282
***	Fidelity Management Trust Company	FNMA 9.00 7/18 #482804	**	47,268
***	Fidelity Management Trust Company	FNMA 20YR 5.50 10/ 254522	**	6,443
***	Fidelity Management Trust Company	FNMA 20YR 5.50 11/ 254543	**	116,340
***	Fidelity Management Trust Company	FNMA 20YR 5.50 6/2 254764	**	289,003
***	Fidelity Management Trust Company	FNMA 20YR 6.00 1/2 555198	**	172,027
***	Fidelity Management Trust Company	FNMA 20YR 6.00 12/ 440734	**	45,305
***	Fidelity Management Trust Company	FNMA 20YR 6.00 9/2 545887	**	576,409
***	Fidelity Management Trust Company	FNMA 4.875% 5/18/12	**	58,397,125
***	Fidelity Management Trust Company	FNMA 6.25% 2/01/11 SUBS	**	7,679,880
***	Fidelity Management Trust Company	FNMA ARM 3.750 1/3 761058	**	60,666
***	Fidelity Management Trust Company	FNMA ARM 3.752 10/ 755148	**	78,573
***	Fidelity Management Trust Company	FNMA ARM 3.753 10/ 746320	**	71,865
***	Fidelity Management Trust Company	FNMA ARM 3.791 6/3 783545	**	385,623
***	Fidelity Management Trust Company	FNMA ARM 3.828 4/3 688969	**	196,849
***	Fidelity Management Trust Company	FNMA ARM 3.941 6/3 745335	**	495,400
***	Fidelity Management Trust Company	FNMA ARM 3.984 5/3 703915	**	25,598
***	Fidelity Management Trust Company	FNMA ARM 4.055 10/ 749296	**	49,873
***	Fidelity Management Trust Company	FNMA ARM 4.079 4/3 708221	**	16,990
***	Fidelity Management Trust Company	FNMA ARM 4.115 2/3 735343	**	29,798
***	Fidelity Management Trust Company	FNMA ARM 4.118 1/3 807221	**	119,686
***	Fidelity Management Trust Company	FNMA ARM 4.155 7/3 747270	**	326,293
***	Fidelity Management Trust Company	FNMA ARM 4.202 1/3 797418	**	178,368
***	Fidelity Management Trust Company	FNMA ARM 4.25 2/34 765660	**	87,219
***	Fidelity Management Trust Company	FNMA ARM 4.25 2/35 255658	**	77,762
***	Fidelity Management Trust Company	FNMA ARM 4.250 1/3 765659	**	98,402

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Mortgage-backed securities (continued)
***	Fidelity Management Trust Company	FNMA ARM 4.292 3/3 701296	**	67,138
***	Fidelity Management Trust Company	FNMA ARM 4.293 3/3 815586	**	66,111
***	Fidelity Management Trust Company	FNMA ARM 4.294 1/3 759264	**	83,647
***	Fidelity Management Trust Company	FNMA ARM 4.30 1/34 766886	**	476,030
***	Fidelity Management Trust Company	FNMA ARM 4.30 11/3 725966	**	489,825
***	Fidelity Management Trust Company	FNMA ARM 4.302 1/3 827592	**	86,590
***	Fidelity Management Trust Company	FNMA ARM 4.305 8/3 555696	**	136,194
***	Fidelity Management Trust Company	FNMA ARM 4.318 3/3 694530	**	40,836
***	Fidelity Management Trust Company	FNMA ARM 4.319 5/3 735538	**	73,432
***	Fidelity Management Trust Company	FNMA ARM 4.321 2/3 773246	**	458,748
***	Fidelity Management Trust Company	FNMA ARM 4.351 1/3 783580	**	87,201
***	Fidelity Management Trust Company	FNMA ARM 4.351 6/3 720921	**	36,913
***	Fidelity Management Trust Company	FNMA ARM 4.358 10/ 754672	**	31,395
***	Fidelity Management Trust Company	FNMA ARM 4.368 2/3 769940	**	162,986
***	Fidelity Management Trust Company	FNMA ARM 4.372 4/3 820407	**	32,608
***	Fidelity Management Trust Company	FNMA ARM 4.38 3/35 773264	**	249,843
***	Fidelity Management Trust Company	FNMA ARM 4.38 7/33 555702	**	378,328
***	Fidelity Management Trust Company	FNMA ARM 4.4 2/35 #783588	**	132,332
***	Fidelity Management Trust Company	FNMA ARM 4.409 10/ 725968	**	344,626
***	Fidelity Management Trust Company	FNMA ARM 4.409 5/3 829985	**	204,591
***	Fidelity Management Trust Company	FNMA ARM 4.455 3/3 773281	**	126,505
***	Fidelity Management Trust Company	FNMA ARM 4.493 8/3 735360	**	223,780
***	Fidelity Management Trust Company	FNMA ARM 4.499 3/3 783587	**	276,139
***	Fidelity Management Trust Company	FNMA ARM 4.5 2/35 #809429	**	714,188
***	Fidelity Management Trust Company	FNMA ARM 4.5 5/35 #820996	**	50,381
***	Fidelity Management Trust Company	FNMA ARM 4.520 8/3 829603	**	143,126
***	Fidelity Management Trust Company	FNMA ARM 4.53 3/35 735448	**	271,864
***	Fidelity Management Trust Company	FNMA ARM 4.555 7/3 832099	**	252,869
***	Fidelity Management Trust Company	FNMA ARM 4.56 5/35 888115	**	1,138,935
***	Fidelity Management Trust Company	FNMA ARM 4.57 2/35 811803	**	56,273
***	Fidelity Management Trust Company	FNMA ARM 4.57 6/33 712321	**	131,240
***	Fidelity Management Trust Company	FNMA ARM 4.575 7/3 822002	**	174,151
***	Fidelity Management Trust Company	FNMA ARM 4.587 2/3 735355	**	1,157,503
***	Fidelity Management Trust Company	FNMA ARM 4.62 2/35 735433	**	300,908
***	Fidelity Management Trust Company	FNMA ARM 4.625 2/3 809931	**	223,533
***	Fidelity Management Trust Company	FNMA ARM 4.639 2/3 816599	**	32,724
***	Fidelity Management Trust Company	FNMA ARM 4.653 3/3 816322	**	20,291

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Mortgage-backed securities (continued)
***	Fidelity Management Trust Company	FNMA ARM 4.66 7/35 735942	**	347,103
***	Fidelity Management Trust Company	FNMA ARM 4.67 11/3 799727	**	228,120
***	Fidelity Management Trust Company	FNMA ARM 4.694 11/ 813184	**	274,056
***	Fidelity Management Trust Company	FNMA ARM 4.71 8/35 834548	**	2,295,725
***	Fidelity Management Trust Company	FNMA ARM 4.74 10/3 794794	**	243,834
***	Fidelity Management Trust Company	FNMA ARM 4.748 7/3 793028	**	220,659
***	Fidelity Management Trust Company	FNMA ARM 4.75 5/35 815626	**	144,396
***	Fidelity Management Trust Company	FNMA ARM 4.76 1/35 815321	**	412,295
***	Fidelity Management Trust Company	FNMA ARM 4.78 10/3 745030	**	338,164
***	Fidelity Management Trust Company	FNMA ARM 4.79 1/35 809271	**	288,480
***	Fidelity Management Trust Company	FNMA ARM 4.790 1/3 815323	**	264,745
***	Fidelity Management Trust Company	FNMA ARM 4.796 8/3 825485	**	198,150
***	Fidelity Management Trust Company	FNMA ARM 4.80 3/35 809925	**	272,247
***	Fidelity Management Trust Company	FNMA ARM 4.80 3/35 810061	**	224,966
***	Fidelity Management Trust Company	FNMA ARM 4.801 2/3 695019	**	91,134
***	Fidelity Management Trust Company	FNMA ARM 4.82 8/34 793420	**	323,415
***	Fidelity Management Trust Company	FNMA ARM 4.832 8/3 725858	**	55,024
***	Fidelity Management Trust Company	FNMA ARM 4.85 11/3 799812	**	207,346
***	Fidelity Management Trust Company	FNMA ARM 4.86 7/35 888382	**	790,935
***	Fidelity Management Trust Company	FNMA ARM 4.862 9/3 725855	**	117,345
***	Fidelity Management Trust Company	FNMA ARM 4.872 1/3 810896	**	1,353,394
***	Fidelity Management Trust Company	FNMA ARM 4.876 7/3 785318	**	300,928
***	Fidelity Management Trust Company	FNMA ARM 4.893 10/ 847787	**	154,411
***	Fidelity Management Trust Company	FNMA ARM 4.898 10/ 745060	**	160,117
***	Fidelity Management Trust Company	FNMA ARM 4.903 5/3 720928	**	104
***	Fidelity Management Trust Company	FNMA ARM 4.928 2/3 820356	**	679,664
***	Fidelity Management Trust Company	FNMA ARM 4.934 3/3 819648	**	127,850
***	Fidelity Management Trust Company	FNMA ARM 4.96 6/35 825388	**	393,044
***	Fidelity Management Trust Company	FNMA ARM 4.96 8/34 796987	**	645,012
***	Fidelity Management Trust Company	FNMA ARM 4.96 8/34 796988	**	216,415
***	Fidelity Management Trust Company	FNMA ARM 4.99 11/3 745064	**	4,327,918
***	Fidelity Management Trust Company	FNMA ARM 5.00 9/34 801341	**	928,486
***	Fidelity Management Trust Company	FNMA ARM 5.01 11/3 745124	**	321,211
***	Fidelity Management Trust Company	FNMA ARM 5.01 4/35 814954	**	159,068
***	Fidelity Management Trust Company	FNMA ARM 5.019 9/3 790458	**	103,562
***	Fidelity Management Trust Company	FNMA ARM 5.04 7/35 834931	**	831,114
***	Fidelity Management Trust Company	FNMA ARM 5.05 7/34 801635	**	35,409

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Mortgage-backed securities (continued)
***	Fidelity Management Trust Company	FNMA ARM 5.066 9/3 544860	**	110,091
***	Fidelity Management Trust Company	FNMA ARM 5.07 9/36 888398	**	1,575,218
***	Fidelity Management Trust Company	FNMA ARM 5.10 5/35 827782	**	210,770
***	Fidelity Management Trust Company	FNMA ARM 5.101 7/3 841837	**	333,214
***	Fidelity Management Trust Company	FNMA ARM 5.106 9/3 790762	**	71,032
***	Fidelity Management Trust Company	FNMA ARM 5.12 1/34 725109	**	45,579
***	Fidelity Management Trust Company	FNMA ARM 5.15 9/35 843028	**	1,890,961
***	Fidelity Management Trust Company	FNMA ARM 5.16 9/35 843021	**	1,227,230
***	Fidelity Management Trust Company	FNMA ARM 5.180 5/3 827785	**	235,579
***	Fidelity Management Trust Company	FNMA ARM 5.208 5/3 827783	**	1,730,477
***	Fidelity Management Trust Company	FNMA ARM 5.229 8/3 735030	**	97,155
***	Fidelity Management Trust Company	FNMA ARM 5.23 12/3 846701	**	553,255
***	Fidelity Management Trust Company	FNMA ARM 5.26 11/3 901494	**	255,434
***	Fidelity Management Trust Company	FNMA ARM 5.280 3/3 843014	**	22,886
***	Fidelity Management Trust Company	FNMA ARM 5.32 1/36 850852	**	623,764
***	Fidelity Management Trust Company	FNMA ARM 5.33 2/36 745391	**	254,305
***	Fidelity Management Trust Company	FNMA ARM 5.344 7/3 834917	**	37,414
***	Fidelity Management Trust Company	FNMA ARM 5.349 12/ 843013	**	100,373
***	Fidelity Management Trust Company	FNMA ARM 5.38 2/36 865166	**	343,952
***	Fidelity Management Trust Company	FNMA ARM 5.40 11/3 879153	**	343,595
***	Fidelity Management Trust Company	FNMA ARM 5.409 2/3 865319	**	98,171
***	Fidelity Management Trust Company	FNMA ARM 5.43 11/3 844168	**	111,533
***	Fidelity Management Trust Company	FNMA ARM 5.45 5/36 745676	**	423,582
***	Fidelity Management Trust Company	FNMA ARM 5.50 5/36 896475	**	408,086
***	Fidelity Management Trust Company	FNMA ARM 5.51 4/36 745672	**	472,781
***	Fidelity Management Trust Company	FNMA ARM 5.541 11/ 745972	**	500,543
***	Fidelity Management Trust Company	FNMA ARM 5.57 5/36 891228	**	1,000,150
***	Fidelity Management Trust Company	FNMA ARM 5.79 3/36 881956	**	826,096
***	Fidelity Management Trust Company	FNMA ARM 5.80 3/36 881670	**	204,518
***	Fidelity Management Trust Company	FNMA ARM 5.839 1/3 879146	**	509,791
***	Fidelity Management Trust Company	FNMA ARM 5.98 4/36 868793	**	470,384
***	Fidelity Management Trust Company	FNMA ARM 6.07 9/36 893611	**	329,452
***	Fidelity Management Trust Company	FNMA ARM 6.08 4/36 895834	**	141,166
***	Fidelity Management Trust Company	FNMA ARM 6.21 4/36 891332	**	308,111
***	Fidelity Management Trust Company	FNMA ARM 6.25 6/36 886983	**	68,617
***	Fidelity Management Trust Company	FNMA ARM 6.60 9/36 898177	**	642,557
***	Fidelity Management Trust Company	FNMA ARM 6.62 9/36 898178	**	557,328
***	Fidelity Management Trust Company	FNMA ARM 6.62 9/36 898180	**	576,126
***	Fidelity Management Trust Company	FNMA ARM 6.65 9/36 898179	**	613,814
***	Fidelity Management Trust Company	GMACC 05-C1 A2 CSTR 5/43	**	854,250
***	Fidelity Management Trust Company	GMACC 05-C1 X2 CSTR 5/43	**	168,827
***	Fidelity Management Trust Company	GMACC 06-C1 XP CSTR 11/45	**	88,329

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Mortgage-backed securities (continued)
***	Fidelity Management Trust Company	GMACC 2004-C3 A3 CSTR 12/	**	1,464,694
***	Fidelity Management Trust Company	GNMA 8.50% 6/30 #532955	**	5,436
***	Fidelity Management Trust Company	GNMA 8.50% 7/30 #533254	**	2,497

	Total mortgage-backed securities		**	133,348,302

	Government securities
***	Fidelity Management Trust Company	NY MTA DED MBIA 5.25 4/1/	**	599,796
***	Fidelity Management Trust Company	NYC TFA 6% 11/15/10 PRE	**	1,084,197
***	Fidelity Management Trust Company	USTN 4.5% 11/30/11	**	36,139,731
***	Fidelity Management Trust Company	USTN 4.75% 5/31/12	**	55,596,096
***	Fidelity Management Trust Company	USTN 5.125% 6/30/11	**	25,433,503

	Total government securities		**	118,853,323

	Common stock
*	AXA, S.A.	AXA ADR Stock	155,001,586	190,552,093

	Mutual funds
*	Fidelity Management Research Company	Spartan International Index Fund	**	91,635,175
*	Fidelity Management Research Company	Spartan U.S. Equity Index Fund	**	91,003,196
*	Fidelity Management Research Company	Spartan Extended Market Index Fund	**	108,078,666
	Morgan Stanley Investment Management, Inc.	Morgan Stanley Instl FD Inc US Real Estate Portfolio	**	25,283,135
*	AXA Premier VIP Trust	AXA Aggressive Allocation Portfolio	**	22,395,977
*	AXA Premier VIP Trust	AXA Moderate Allocation Portfolio	**	7,142,340
	Dodge and Cox	Dodge & Cox Balanced	**	106,391,215
*	AXA Premier VIP Trust	AXA Premier VIP Technology Portfolio	**	23,981,819
*	AXA Premier VIP Trust	AXA Premier VIP Health Care Portfolio	**	8,932,206
*	AXA Premier VIP Trust	AXA Premier VIP International Equity Portfolio	**	45,389,083
*	AXA Premier VIP Trust	AXA Premier VIP Small/Mid Cap Value	**	13,933,718
*	AXA Premier VIP Trust	AXA Premier VIP Small/Mid Cap Growth	**	14,066,174
*	AXA Premier VIP Trust	AXA Premier VIP Large Cap Core Equity Portfolio	**	6,029,584
*	EQ Advisors Trust	EQ/Bernstein Diversified Value Portfolio	**	44,018,582
*	EQ Advisors Trust	EQ/Montag Caldwell Growth Fund	**	12,091,959
*	EQ Advisors Trust	EQ/Boston Advisors Equity Income Fund	**	83,780,226
*	AXA Premier VIP Trust	AXA Premier VIP Large Cap Value Portfolio	**	12,601,003

THE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Mutual funds (continued)
*	AXA Premier VIP Trust	AXA Premier VIP Aggressive Equity Portfolio	**	4,696,741
*	AXA Premier VIP Trust	AXA Premier VIP Core Bond Portfolio	**	9,958,211
*	AXA Premier VIP Trust	AXA Premier VIP Large Cap Growth Portfolio	**	13,963,736
*	AXA Premier VIP Trust	AXA Premier VIP High Yield Bond Portfolio	**	9,887,155
*	AXA Premier VIP Trust	AXA Moderate Plus Allocation Portfolio	**	4,053,580

	Total mutual funds		**	759,313,481

	Short Term Investments
*	Fidelity Management Trust Company	Fidelity Money Market Portfolio	**	29,548,065
*	AXA, S.A.	AXA ADR Stock Fund - Interest Bearing Cash	**	7,590,240
*	Fidelity Management Trust Company	Synthetic GIC - Interest Bearing Cash	**	3,943

	Total cash		**	37,142,248

	Participant loans
*	Participant Loans	5.0% to 11.5%	**	23,920,999

	Total investments		**	$ 1,861,867,734

*	Represents a party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.
***	Represents underlying investments of the Plan's Synthetic GICs, which amounts are presented at fair value and are managed by a party-in-interest.

SIGNATURES

The Plan:  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The 401(k) Plan
(Name of Plan)

Dated: June 26, 2008	By:	/s/ Steve Vigneron
STEVE VIGNERON
Chairperson of The Administrative Committee of Benefit Plans of AXA Equitable Life Insurance Company (Plan Administrator) and Vice President of AXA Equitable Life Insurance Company (Plan Sponsor)

Dated: June 26, 2008	By:	/s/ Eric Goff
ERIC GOFF
Senior Vice President of Compensation and Benefits of AXA Equitable Life Insurance Company (Plan Sponsor)